SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Resolutions of the Sixth Meeting of the Eighth Session of the Supervisory Committee	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: January 8, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Resolutions of the Sixth Meeting of the

Eighth Session of the Supervisory Committee

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Resolutions of the Sixth Meeting of the Eighth Session of the Supervisory Committee published by us on the website of Shanghai Stock Exchange.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, January 6, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	Announcement No.: Lin 2015-02

Sinopec Shanghai Petrochemical Company Limited

Announcement on Resolutions of the Sixth Meeting of the Eighth Session of the Supervisory Committee

The Company’s Supervisory Committee and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

The Sixth Meeting (the “Meeting”) of the Eighth Session of the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held by correspondence on January 6, 2015. Of the six supervisors who should attend the Meeting, six were in attendance. The Meeting was presided over by Mr. Zhang Jianbo, chairman of the Supervisory Committee. The Meeting was held in compliance with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and other relevant laws and regulations as well as the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, and therefore is legitimate and valid.

After deliberating the proposals for the Meeting, the supervisors resolved as follows:

1.	The verification opinion on the (Adjusted) List of Participants and Number of Share Options to Be Granted under the Initial Grant for Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Scheme be reviewed and adopted.

After the Sinopec Shanghai Petrochemical Company Limited A Share Option Incentive Scheme (Draft) (the “Share Option Incentive Scheme”) was reviewed and adopted at the Second Meeting of the Eighth Session of the Board of Directors of the Company, the positions of a total of 14 participants in the Share Option Incentive Scheme were changed and, in accordance with the Share Option Incentive Scheme and other relevant rules of the Company, were no longer within the scope of positions as determined in the scheme of the initial grant for the Share Option Incentive Scheme, therefore the aforementioned 14 participants were removed from the list of participants under the initial grant. The Company’s Supervisory Committee agreed that the Company may adjust the list of participants and the number of share options to be granted under the initial grant of share options as follows: the number of participants under the initial grant of share options shall be adjusted from 228 to 214, and the number of share options granted shall be adjusted from 41,030,000 to 38,760,000.

The above adjustment made by the Company to the list of participants and the number of share options to be granted under the initial grant for the Share Option Incentive Scheme complies with the Administrative Measures Governing Share Incentive Schemes of Listed Companies (Trial) (the “Administrative Measures”), the Interim Measures for the Implementation of Share Incentive Schemes by (Domestic) State-controlled Listed Companies (the “Interim Measures for State-controlled Listed Companies”) and the Memorandum No. 1-3 Regarding Matters of Share Incentive Schemes (the “Memorandum No. 1-3”), as well as the Share Option Incentive Scheme.

None of the persons listed on the (adjusted) list of participants under the initial grant for the Share Option Incentive Scheme has been publicly denounced or declared an improper candidate by any stock exchange in the last three years, or has been administratively punished by China Securities Regulatory Commission for any material violation of laws or regulations in the last three years; and each of the persons listed on the list of participants meets the conditions required of participants under the Administrative Measures, the Interim Measures for State-controlled Listed Companies and the Memorandum No. 1-3, falls within the scope of participants set forth in the Company’s Share Option Incentive Scheme, and is legally and effectively eligible to be a participant in the initial grant for the Company’s Share Option Incentive Scheme.

2.	The Proposal regarding the Initial Grant for the Share Option Incentive Scheme be reviewed and adopted.

Following its review, the Company’s Supervisory Committee held that the procedures through which the Board of Directors reviewed and approved the matters relating to the grant of the share options and the decisions the Board of Directors made in connection therewith were legitimate and valid, and that the determination of the grant date and the participants in the Share Option Incentive Scheme and other matters were in compliance with, inter alia, the Administrative Measures and the Company’s Share Option Incentive Scheme.

Supervisory Committee
Sinopec Shanghai Petrochemical Company Limited
January 6, 2015